UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       [  ] Form 10-K   [    ] Form 20-F   [    ] Form 11-K  [  X  ] Form 10-Q
                            [   ] Form 10-D  [      ] Form N-SAR  [   ] Form N-CSR

For Period Ended:   September 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART I - - REGISTRANT INFORMATION

Moscow CableCom Corp.
Full Name of Registrant

Andersen Group, Inc.
Former Name if Applicable

590 Madison Avenue, 38th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

X

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its quarterly report on Form 10-Q for the period ended September 30, 2006 within the prescribed time period, because the Company is in the process of reviewing and evaluating its accounting for deferred income taxes, primarily with respect to temporary differences relating to he Company’s equity investment in the Institute for Automated Systems and fixed assets.  Despite diligent efforts by financial management and personnel, the Company has not been able to fully complete the analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the nine months ended September 30, 2006 without incurring unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew M. O’Shea	(860)	298-0444
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [ X ] Yes    [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ]Yes   [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated in Part III to this Form 12b-25, the Company is still in the process of completing analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the three and nine months ended September 30 , 2006. Subject to full review of all accounting and disclosure matters, the Company expects to report in its Form 10-Q changes in its results of operations, as outlined below.

The following analysis presents a discussion of the estimated results of operations for the three and nine months ended September 30, 2006 in comparison to the results of operations for the three and nine month periods ended September 30, 2005.

      All statements included or incorporated by reference in this report, other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning projected net revenue, costs and expenses and gross margin for the three and nine months ended September 30, 2006, and our accounting estimates, assumptions and judgments utilized in developing the following explanations of anticipated changes in the results of our operations, as we expect them to be reported in our Quarterly Report on Form 10-Q for the period  ended September 30, 2006.  These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions made by us, all of which are subject to change.  These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are listed under “Risk Factors” in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005. These forward-looking statements speak only as of the date of this report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Revenue and Gross Margin Summary

For the three months ended September 30, 2006, we recorded total revenues of $5,845,000 from which we recognized gross margin of $765,000, or 13.1% of revenues.  In the third quarter of 2005, we had recorded total revenues of $2,411,000, from which we recognized gross margin of $283,000, or 11.7% of revenues. For the nine months ended September 30, 2006, we recorded total revenues of $15,170,000 from which we recognized gross margin of $3,202,000, or 21.1% of revenues.  For the first nine months of 2005, we had recorded total revenues of $7,043,000, from which we recognized gross margin of $1,803,000, or 25.6% of revenues.  Components of revenue and gross margin are as follows (in thousands):

	Three months ended September 30,			Nine months ended September 30,
	2006	2005	Change	2006	2005	Change
Television services	$1,872	$ 580	222.8%	$ 4,261	$1,671	155.0%
Internet access services	3,677	1,661	121.4%	9,939	4,900	102.8%
Connection fees and equipment sales	247	126	96.0%	811	334	142.8%
	5,796	2,367	144.9%	15,011	6,905	117.4%
Other revenue	49	44	11.4%	159	138	15.2%

Total revenue	5,845	2,411	142.4%	15,170	7,043	115.4%
Cost of sales	5,080	2,128	138.7%	11,968	5,240	128.4%

Gross margin	$ 765	$ 283	170.3%	$3,202	$1,803	77.6%

Subscription revenue, connection fees and equipment sales

Television and Internet service revenues increased as a result of the continued expansion of our “last mile” hybrid fiber-coaxial network in Moscow (the “HFC Network”) and further progress in gaining subscribers and improving market penetration, as noted in the following table:

	September 30, 2006	December 31, 2005	September 30, 2005	Year-to-date change	One-year change

Homes Passed	681,594	325,954	255,622	109.1%	166.6%
Active Subscribers
Terrestrial television	137,921	85,994	77,090	60.4%	78.9%
Cable television	47,052	15,618	9,466	201.3%	397.1%
Internet	74,652	34,600	24,985	115.8%	198.8%

Penetration levels
Terrestrial television	20.2%	26.4%	30.2%
Cable television	6.9%	4.8%	3.7%
Internet	11.0%	10.6%	9.8%

With the exception of terrestrial television, we have experienced a decline in our average monthly revenue per active subscriber (“ARPU”). For terrestrial television services, ARPU increased to approximately $1.85 for the three months ended September 30, 2006 from approximately $1.46 for the third quarter of 2005. Year-to-date ARPU for these services was approximately $1.73 as compared to approximately $1.48 for the first nine months in 2005 primarily due to tariff increases.  ARPU for cable television services was $10.47 for the third quarter of 2006 as compared to $10.98 for the comparable period in 2005, and for the nine-month period ended September 30, 2006, ARPU for cable television was $10.58 as compared to $11.56 for the first nine months of 2005.  The decrease is primarily due to the discounting of services as part of bundled offerings. ARPU from Internet access services was $19.46 for the three months ended September 30, 2006 as compared to $25.54 for the three months ended September 30, 2005.  Year-to-date, the Internet ARPU was $21.47 as compared to $27.48 for the first nine months of 2005.  Increased competitive pricing pressures have resulted in the Company being more aggressive in its offerings to its subscribers, including half-price discounts offered to new subscribers during a summer offering. We expect that pricing pressures for Internet services will continue in the near future.

Market penetration for Internet services has risen slightly from both December 31, 2005 and September 30, 2005 levels, largely as a result of the accelerated pace of growth in the expansion of our HFC Network, while penetration rates for cable television have risen due to relatively low starting penetration levels and increased growth in subscribers as a result of the Company’s aggressive marketing efforts.  In seven selected zones in which the Company has had a presence for an extended period of time and that comprise approximately 25.3% of all homes passed as of September 30, 2006, market penetration levels for cable television and Internet services grew from 6.0% and 15.7%, respectively, as of December 31, 2005 to 9.1% and 21.7%, respectively, as of September 30, 2006. We believe that these selected penetration levels and relative growth in these zones indicate our progress and may be illustrative of the potential demand for our services throughout our expanding network base.  Market penetration levels for terrestrial television services have declined despite growth in the number of subscribers for these services because of the rapid expansion of our HFC Network. The Company is primarily focusing its marketing efforts on services which generate higher monthly ARPU.

Connection fees and equipment sales

For the three and nine months ended September 30, 2006, we recorded $247,000 and $811,000, respectively, of connection fees and installation revenue as compared to the $126,000 and $334,000, respectively, of such revenues recorded during the three and nine months ended September 30, 2005.  The increase in revenue relates to the significant increase in the rate of installing new customers as compared to the prior year.

Other revenue

For the three and nine months ended September 30, 2006, we recorded $49,000 and $159,000, respectively, of other revenue which, for the quarter represents an increase of 11.4% from the $44,000 of other revenue recorded in the third quarter of the prior year, and an increase of 15.2% from $138,000 of other revenue recorded in the prior year’s first nine-months. Other revenue is primarily comprised of revenue generated by Persey-Service, the Company’s 51% owned broadcasting and publishing service company, and from miscellaneous sales of materials.

Cost of sales

Cost of sales for the three months ended September 30, 2006 totaled $5,080,000 or 86.9% of total revenue to produce gross margin of $765,000.  During the prior year’s third quarter, cost of sales totaled $2,128,000, or 88.3% of revenue.  Cost of sales for the nine months ended September 30, 2006 totaled $11,968,000 or 78.9% of total revenue to produce gross margin of $3,202,000.  During the prior year’s first nine months, cost of sales totaled $5,240,000, or 74.4% of revenue.  The salaries and benefits component of cost of sales totaled $2,927,000 for the nine months ended September 30, 2006 which represents an increase of 208.1% from the salary and benefits costs incurred during the first nine months of 2005.  Charges totaling $2,005,000 for use of secondary nodes for the relay of signals to the Company’s network increased by approximately 47.1% over the prior year’s nine month totals as a result of an increase in the number of secondary nodes leased and increases in the monthly charges for such nodes which took effect in March 2005.  At September 30, 2006, the Company was leasing 503 secondary nodes from Moscow Telecommunications Corp. (“ COMCOR”) as compared to 291 nodes as of September 30, 2005.  The average number of homes passed per leased secondary node has increased from 878 as of September 30, 2005 to 1,355 as of September 30, 2006, primarily as a result of improvements in the design of the build-out of our HFC Network. Depreciation expense for the nine months ended September 30, 2006 increased 170.6% over the prior year’s nine month total due to the continued expansion of our HFC Network, while traffic and content charges increased 123.5% from the prior year due to increased subscriber levels for both cable television and Internet services, and from the increase in subscribers for premium television content from NTV+.

Operating expenses

Operating expenses totaled $6,444,000 and $16,525,000, respectively, during the three and nine months ended September 30, 2006, which represent increases of 87.3% and 86.5% from the $3,440,000 and $8,861,000, respectively, of such expenses reported for the three and nine months ended September 30, 2005.  Salaries and benefits for the three and nine-month periods increased 99% and 102.3%, respectively, over prior year levels due to increased selling, marketing and other administrative personnel.  Also, the effects of the adoption of  Statement of Financial Accounting Standards 123R, “Share-Based Payment” accounted for 18.3% and 20.3%, respectively, of the percentage increase.  Increased advertising and promotion costs also contributed to the higher level of operating costs from the prior year while higher legal and consulting costs associated with regulatory compliance also served to increase our costs.

Equity in losses of Institute for Automated Systems

For the three and nine months ended September 30, 2006, the Company recorded $188,000 and $392,000, respectively, as its 43.5% equity in the losses of Institute for Automated Systems (“ IAS”) as compared to $160,000 and $303,000, respectively, of such equity in IAS’s losses for the three and nine months ended September 30, 2005.  IAS’s year to date losses in 2006 were higher than the losses it reported for the comparable periods in the prior year primarily due to increased expenses incurred in connection with work performed to provide its telecommunications services to a group of retail shops which resulted in lower gross margins as a result of free installation services.  In addition increased operating expenses were incurred to support this new business, and interest increased due to financing required to help finance IAS’s growth.

Investment income and other income

For the three and nine months ended September 30, 2006, investment income and other income totaled $254,000 and $570,000, respectively, as compared to $282,000 and $873,000, respectively, in the comparable periods in the prior fiscal year.  During the three months ended September 30, 2006, we realized a gain of $89,000 from an investment in the common stock of a financial institution, while overall levels of invested cash have declined in the current year from the amounts which were on hand during the first nine months of 2005, due to the accelerated pace of the construction of our HFC Network which has utilized the cash received from debt and equity financing in 2006.

Interest expense

Interest expense totaled $907,000 and $2,464,000, respectively, for the three and nine months ended September 30, 2006 as compared to the interest expenses of $665,000 and $1,898,000, respectively, recorded in the comparable periods in 2005.  Interest expense on increased outstanding balances owed under the debt portion of the January 2005 equity and debt financing arrangement (the “RME Term Loan”), with Renova Media Enterprises Ltd. (“Renova Media”),  which was slightly offset by lower outstanding balances on the Company’s 10.5% Subordinated Debentures, accounted for the increase.  Interest expense for the three and nine months ended September 30, 2006 excludes $336,000 and $791,000, respectively, of interest on the RME Term Loan which has been capitalized into fixed assets and construction in process.  This compares to interest expense that had been excluded and capitalized into fixed assets and construction in process for the three and nine months ended September 30, 2005, in the amounts of $103,000 and $205,000, respectively. Interest expense for the nine months ended September 30, 2006 also includes $243,000 of amortization of the fair value of the extension of the expiration date of Renova Media’s 8,283,000 Series B Preferred Stock purchase warrants which extension was granted to Renova Media in exchange for the waiver of a condition precedent and a $250,000 cash fee that would have otherwise been payable by the Company upon the drawdown the final $10 million of the RME Term Loan during the first quarter of 2006.

Moscow CableCom Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006	By: /s/ Tate Fite
Tate Fite
Chief Financial Officer